SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of APRIL , 2004.
                                       -------  ----

                             TUMI RESOURCES LIMITED
                   -------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
 ------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


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Indicate by check mark whether by furnishing the  information  contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           (Registrant)

Date  April 5, 2004                        By  /s/ David Henstridge
     --------------------                  -------------------------------------
                                           (Signature)



David Henstridge, President
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1 Print the name and title of the signing officer under his signature.



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                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                            TSX Venture Symbol: TM.V
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF
--------------------------------------------------------------------------------

NEWS RELEASE                                                       APRIL 5, 2004


                     TUMI STRENGTHENS ITS TECHNICAL TEAM BY
                    ADDING MINING ENGINEER TO ADVISORY BOARD

VANCOUVER, Canada - Tumi Resources Limited (TSXV - TM; OTCBB - TUMIF and Frankfurt - TUY) (the "Company"). Mr. David Henstridge, President and CEO, is pleased to announce that Mr. Gil Leathley has been appointed to the Company's Advisory Board.

Mr. Leathley is an independent mining consultant with a thorough understanding of the production and financial aspects of mine development. Mr Leathley has extensive experience in engineering and production in both open pit and underground mines in international locations, including Australia, Scotland, Africa, South America and North America. He has directed the engineering, construction and start-up of six new mines in North America and was the senior vice president of operations from 1986 to 2000 with Corona and Homestake Mining. Mr. Leathley is currently consulting to Inco on the Voisey Bay nickel project in Labrador as well as other Inco mining projects.

Mr.  Leathley's   engineering  expertise  will  allow  Company's  management  to critically evaluate and assess the results of the independent scoping study being undertaken on the Cinco Minas silver-gold project in Mexico.

As announced on January 29, 2004 the Company has retained Behre Dolbear to independently review the Company's mineral resource calculation and make recommendations for future work programs in the areas of mineral resource, metallurgy, engineering, water and infrastructure. Work is ongoing on the scoping study and a draft report is expected in the near term.

Tumi Resources Limited, incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "TM", on the Frankfurt Exchange under symbol "TUY" and on the OTCBB under symbol "TUMIF". To accommodate the European financial markets, its website www.tumiresources.com has been translated into German. The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by expanding Tumi's assets in this sector. Management aims to identify exploration projects, predominantly silver projects of high merit, and quickly complete confirmation exploration. This will enable the Company to confirm the potential of a project and reach advanced project status by the most cost effective and shortest time possible. The Company's primary focus is to continue to be a premier silver explorer.

ON BEHALF OF THE BOARD                  Investor information contact:
                                        Mariana Bermudez at (604) 699-0202
/S/ David Henstridge                    or email: mbermudez@chasemgt.com
---------------------------------
David Henstridge, President & CEO
                                        Promotion and Market Awareness Services:
                                        Nick L. Nicolaas at (604) 657-4058
Website: www.tumiresources.com          or email: nicolaas@attglobal.net

Forward Looking Statements
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

The TSX Venture Exchange and the Frankfurt Deutsche Borse have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.

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